Exhibit 99.2

News

IMMEDIATE	5 May 2006

Royal & Sun Alliance Insurance Group plc announces pricing of its exchange offer

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION INTO THE US, ITALY, CANADA, AUSTRALIA OR JAPAN. THE EXCHANGE OFFER IS RESTRICTED BY THE LAWS OF THE US, ITALY, FRANCE, THE UNITED KINGDOM AND BELGIUM.

Royal & Sun Alliance Insurance Group plc (R&SA) today announces that the conditions of its exchange offer to holders of its US$500,000,000 8.95 per cent Subordinated Guaranteed Bonds due 15 October 2029 (Cusip: 78004VAB9) (the ‘Existing Notes’), for new Sterling-denominated Perpetual Guaranteed Subordinated Capital Securities (the ‘New Notes’) have been met and that it intends to issue additional notes which will be fungible with the New Notes (the “Additional Notes”). The pricing information is as follows:

Pricing details
Existing Notes Benchmark Rate (Bid-side yield of the U.S. Treasury 5.375% due 15 February 2031): 5.317%
Exchange Spread: 119 bps over the Existing Notes Benchmark Rate
Exchange Price: 129.158%
New Notes Benchmark Rate (bid-side yield of the UK Treasury 4.75% due 7 September 2015): 4.724%
New Notes Spread: 187 bps over the New Notes Benchmark Rate
New Notes Coupon: 6.701%
New Notes Price: 100%
FX Rate: 1.8494
Exchange Ratio: 0.6983779
Cash amounts per Existing Note in respect of accrued interest: $6.71
Call Date of New Notes: 12 July 2017

Settlement
The Settlement Date is expected to be 12 May 2006, on which date (i) the New Notes will be delivered to the holders of Existing Notes who have validly accepted the Exchange Offer (together with cash amounts in respect of accrued interest and rounding, if any) and (ii) the Additional Notes will be delivered against payment to investors.

–ENDS–

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134

For further information:

Analysts	Press
Helen Pickford Andrew Wigg	Phil Wilson-Brown Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7212 Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7111 7047 Tel: +44 (0) 20 7251 3801

Important Disclaimer
This press release does not constitute, or form part of, any solicitation of any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the solicitation of offers to exchange are sought by this press release. The Exchange Offer is not made to, and any offers will not be accepted from, or on behalf of, holders of Existing Notes in any jurisdiction in which the making of the Exchange Offer will not be in compliance with the laws or regulations of such jurisdiction.

This press release may contain forward-looking statements. The Company wishes to caution readers that certain important factors may have affected and could in the future affect the Company's actual results and could cause the Company's actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

The exchange will be made pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and participants in the exchange may not offer or sell the securities sold in the offering in the absence of an effective registration statement or exemption from registration requirements. This press release is issued pursuant to Rule 135c under the United States Securities Act of 1933, as amended, and shall not constitute an offer to sell or exchange or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134